UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates nominated by non-controlling shareholder for the Board of Directors

Rio de Janeiro, March 20, 2020 – Petróleo Brasileiro S.A. – Petrobras, under the terms of the OFÍCIO-CIRCULAR/CVM/SEP/Nº02/2018, informs that it received nominations of candidates for the Board of Directors (CA) whose elections will take place at the Annual Shareholder’s Meeting of April 22, 2020.

Candidates indicated by shareholders Leblon Ações Master FIA, Leblon Icatu Previdência FIM, Ataulfo LLC, Leblon Prev FIM FIFE, Leblon Equities Institucional I FIA:

Name of Applicant	Position to compete
Marcelo Mesquita de Siqueira Filho	Member of the Board of Directors by Minority Shareholders (Common shares)
Sônia Júlia Sulzbeck Villalobos	Member of the Board of Directors by Preferred Shareholders

Attached, the curriculum vitae of the candidates indicated.

Marcelo Mesquita de Siqueira Filho, Brazilian, Economist, has 29 years of experience in the Brazilian stock market. He is a founding partner of Leblon Equities, a fund manager focused on Brazilian equity, created in 2008 and co-manager of equity and private equity funds. Prior to that, he worked for 10 years at UBS Pactual (1998-2008) and 7 years at Banco Garantia (1991-1998). At UBS Pactual he was co-responsible for the Capital Markets area (2007-2008), responsible for the area of actions (2005-2007), responsible for the area of Business Analysis and Strategist (1998-2006). At Banco Garantia, he was an analyst at commodity companies (1991-1997) and Investment Banker (1997-1998). Since 1995, Marcelo was considered by investors as one of the main analysts of Brazil according to several surveys done by the magazine Institutional Investor. He was ranked "# 1 Brazil Analyst" in 2003-2006 (in addition to # 3 in 2002, # 2 in 2001 and # 3 in 2000). Marcelo was also voted "# 1 Stock Strategist in Brazil" by the "Institutional Investor Magazine Brazil Survey" in 2005, 2004 and 2003. Marcelo is 50 years old, holds a degree in Economics from PUC-RJ, in French Studies from the University of Nancy II and OPM from Harvard. Marcelo is a member of the Board of Directors of Petrobras (since 2016, elected by minorities shareholders), Tamboro Educacional and Property Fund (Endowment) of PUC-RJ. He is independent Board Member according to the criteria set forth in Article 18, paragraph 5 of the Company's Bylaws.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Sônia Júlia Sulzbeck Villalobos, CFA, CIPM, has 35 years of experience in the Brazilian stock market, being the first person in South America to receive the CFA credential in 1994. Sonia worked from 1985 to 1987 in the Equipe DTVM and from 1987 to 1989 in Banco Iochpe as an analyst investment. From 1989 to 1996 at Banco Garantia as Head of the Investment Analysis Department, when she was voted Best Analyst in Brazil by Institutional Investor Magazine in 1992, 1993 and 1994. She worked at Bassini, Playfair & Associates from 1996 to 2002 as Private Equity Officer in Brazil, Chile and Argentina. She worked from 2005 to 2011 at Larrain Vial as fund manager. From 2012 to 2016 she was founding partner and fund manager in Latin America at Lanin Partners. Since 2016, she has been a member of the Board of Directors of Telefônica do Brasil, elected by the preferred shareholders. Since April 2018 she has been a member of the Board of Directors of Petrobras, elected by the preferred shareholders. Since August 2018 she has been a member of the Board of Directors of LATAM Airlines. From 2016 until end of 2019, she has been a professor at Insper in the Lato Sensu postgraduate course in asset management and financial statement analysis. In the past she was the TAM Linhas Aéreas Councils, Método Engenharia (Brazil), Tricolor Pinturas e Fanaloza/Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). Sônia holds a Bachelor's degree in Public Administration from EAESP-FGV and she has a Master's degree in Business Administration with a specialization in finance from EAESP-FGV. Independent Board Member according to the criteria set forth in Article 18, paragraph 5 of the Company's Bylaws.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer